Exhibit 99.1

September 9, 2008

Dear Shareholder,

     You are cordially invited to attend a Special General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company”) to be held at 3:00 pm., Israel time, on October 12, 2008, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

     At this meeting you will be asked:

     1. to elect Mr. Gad Arbel an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company, and

     2. to approve payment of an annual bonus for 2007 to the Chairman of the Board of Directors, Mr. Arie Mientkavich.

     For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions specified on the enclosed form of proxy.

     We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.

     Thank you for your cooperation.

Very truly yours,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, Israel September 9, 2008

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 3:00 p.m., Israel time, on October 12, 2008, at the Company’s offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel.

In the Meeting the shareholders will be asked to:

     1. to elect Mr. Gad Arbel as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company, and

     2. to approve payment of an annual bonus for 2007 to the Chairman of the Board of Directors, Mr. Arie Mientkavich.

     Shareholders of record at the close of business on September 8, 2008 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on October 10, 2008. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a member of the Tel Aviv Stock Exchange, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

     Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. The last date for issuance of such Position Notices to the Company is September 21, 2008.

     Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

     By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, Israel September 9, 2008

ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel

PROXY STATEMENT

     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at a Special General Meeting of Shareholders (the “Meeting”) to be held on October 12, 2008, at 3:00 p.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.

     It is proposed that at the Meeting, the Shareholders approve the following resolutions: (i) to elect Mr. Gad Arbel as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company, and (ii) to approve payment of an annual bonus for year 2007 to the Chairman of the Board of Directors, Mr. Arie Mientkavich.

     The Company is unaware at this time of any other matters that will come before the Meeting.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 8, 2008 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about September 9, 2008 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

     On August 28, 2008, the Company had issued and outstanding 29,650,017 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the

Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Special General Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of August 28, 2008, unless otherwise specified, the number of Ordinary Shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our Ordinary Shares and by all officers and directors as a group*:

Name and Address	Number of	Percent of
	Ordinary Shares	Ordinary
		Shares
Discount Investment Corporation Ltd. (“DIC”)(1)
Tel Aviv, Israel
	14,400,796	48.57%
Clal Insurance Group (2)	13,579	0.05%
Tel Aviv, Israel
Menora (3)	1,547,920**	5.22%
Tel Aviv, Israel
All Officers and Directors as a group (4)	199,474	0.67%

* The above table does not include 62,118 shares held by the Clal Insurance Group not for its own account and 9,100 shares held by Epsilon Mutual Fund, an entity controlled by IDBD and IDBH, which shares are not held for their own account.

**Based on information included in a Schedule 13D filed on December 26, 2007.

      (1) IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of DIC and Clal Insurance Group (“Clal Insurance”). IDBH, IDBD, DIC and Clal Insurance are public companies whose ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”).

     As of August 27, 2008, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 54.72% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. “Livnat”), a private Israeli company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary, approximately 13.26% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd. ("Manor"), a private company controlled by Ruth Manor and Isaak Manor hold, directly and through a majority-owned subsidiary, approximately 13.24% of the outstanding shares of IDBH.

In addition, Ytzhak Dankner, father of Nochi Dankner and Shelly Bergman, holds indirectly approximately 3.32% of the outstanding shares of IDBH.

     Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders' agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders' agreement. The term of the shareholders' agreement expires in May 2023.

     Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD's control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor, Isaak Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our ordinary shares held by DIC.

     Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

     Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance and Elron. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaak Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (the son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

     DIC’s address is 3 Azrieli Center, 44th floor, Tel Aviv 67023, Israel.

(2) The Clal Insurance Group is comprised of Clal Insurance and its subsidiary companies, which are deemed to be major shareholders of the Company. Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is a controlling shareholder of the Company. As of August 28, 2008, the other major shareholder of Clal Insurance was Bank Hapoalim, which held approximately 13.10% of Clal’s shares (including holdings of mutual and provident funds that are controlled by Bank Hapoalim B.M.). None of the remaining shareholders of Clal insurance held more than 5% of its shares. The above holdings exclude 185,547 ordinary shares held by Clal Insurance on behalf of mutual and provident funds and not for its own (nostro) account.

     The Clal Insurance Group’s address is 48 Menachem Begin Rd., Clal Development Bldg., Tel Aviv, Israel.

(3) Based on a Schedule 13D filed on December 26, 2007, the Menora Group consists of Menora Mivtachim Holdings Ltd. and its subsidiary companies, an insurance group, controlled by Menahem Gurevitch who, as of December 12, 2007, owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd.

(4) This amount includes 196,250 shares underlying options that are currently exercisable or that will become exercisable within 60 days of August 28, 2008. This amount does not include any shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.

ITEM 1 – ELECTION OF AN EXTERNAL DIRECTOR

     Pursuant to the Companies Law, 1999 (the “Companies Law”) the Company is required to have two External Directors on its board of directors which shall be appointed by the shareholders of the Company. Furthermore, any committee of the Board of Directors must include at least one External Director, except for the audit committee, which is required to include all of the External Directors.

     Ms. Tida Shamir, who was appointed as one of the Company’s External Directors in 2007, resigned as an External Director resulting from a position she took as General Counsel of the Bank of Israel, and the Board of Directors has recommended Mr. Gad Arbel to be elected as an External Director of the Company. In accordance with the Companies Law as currently in effect, Mr. Arbel's term of office will be three years and he may be reelected for a second three year term. Mr. Arbel does not hold any of the Company’s Ordinary Shares.

     Mr. Arbel provides consulting services in the economic financial field and serves as an outside director and member of the investment committee at Psagot Mutual Funds (2005) Ltd. Mr. Arbel also serves as a director and chairman of the audit committee of the Managing Association of the Compulsory Vehicle Insurance (the Pool) Ltd., as a member of the Administrative Committee of the Veteran Pension Funds of Israel and as a member of the Board of the College of Managment Academic Studies. Mr. Arbel has also served as: director and chairman of the Compliance Committee of the Israel Discount Bank of New York (from 2006 – 2008); director of Discount Bancorp (from 2007 –2008); and director and chairman of the Audit Committee of the Israel Discount Bank Ltd. (from 2001 – 2007). From 1997-2001, Mr. Arbel served as a vice president and member of the executive managment of the United Mizrachi Bank, heading the Capital Market and Invesments Division responsible for, among other things, the departments of securities, provident funds, deposits and savings, private banking and capital market subsidiaries.

     From 1988-1992, Mr. Arbel served as the Commissioner of Capital Market, Insurance and Savings in the Ministry of Finance of the State of Israel; and from 1983-1987, served in New York as the Chief Fiscal Officer of the Government of Israel for the Western Hemisphere.

     Mr. Arbel has a B.A. in Economics and an M.B.A., each from the Hebrew University of Jerusalem, Israel.

     The Companies Law provides that a person may not be appointed as an External Director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as External Director, or had, during the two years preceding that date, any affiliation with the Company, any entity controlling the Company or any entity controlled by the Company or by this controlling entity. The term affiliation includes:

  an employment relationship;

  a business or professional relationship maintained on a regular basis;

  control; and

  service as an office holder.

     No person can serve as an External Director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an External Director.

     The Company is not aware of any reason why Mr. Arbel, if elected, would not be able to serve as an External Director. Mr. Arbel has delivered to the Company a declaration, confirming that he complies with the qualifications for an External Director under the Companies Law.

     Proxies (other than those directing the proxy holders not to vote for the nominee) will be voted for the election Mr. Arbel to hold office for three years, commencing on his election.

It is proposed that at the Meeting, the following Resolution be adopted:

     “RESOLVED, that Mr. Gad Arbel is elected as an External Director in the Company.”

     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, provided that such majority includes one of the following (a) at least one-third of the shares of non-controlling shareholders voting in person or by proxy at the meeting, or (b) the total number of votes of the shares voted by non-controlling shareholders against the approval does not exceed one percent (1%) of the total voting rights in the Company, is necessary for the election of Mr. Arbel.

The Board of Directors recommends a vote FOR approval of this resolution.

     ITEM NO. 2 – APPROVAL OF PAYMENT OF AN ANNUAL BONUS FOR 2007 TO THE CHAIRMAN OF THE BOARD OF DIRECTORS, MR. ARIE MIENTKAVICH.

     Following the approval of the Audit Committee on May 11, 2008, the Board of Directors, on May 14, 2008, approved payment of an annual bonus in the amount of NIS 1,000,000 (approximately $288,000) for 2007 to the Chairman of the Board of Directors, Mr. Arie Mientkavich. Mr. Mientkavich recused himself from the vote.

     Pursuant to the terms of Mr. Mientkavich’s employment agreement, the granting of any bonus is at the discretion of the Board and, in accordance with the Companies Law, subject to the approval of the shareholders.

It is proposed that at the Meeting, the following Resolution be adopted:

     “RESOLVED that payment of an annual bonus in the amount of NIS 1,000,000 (approximately $288,000) for 2007 to the Chairman of the Board of Directors of the Company, Mr. Arie Mientkavich as described in the Company's Proxy Statement, dated September 9, 2008, be, and hereby is, approved.” The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the adoption of the above resolution.

The Audit Committee and the Board of Directors recommends a vote FOR approval of this resolution.

By Order of the Board of Directors,

ARIE MIENTKAVICH	DORON BIRGER
Chairman of the Board of Directors	President & Chief Executive Officer

September 9, 2008

ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 12, 2008

The undersigned hereby constitutes and appoints ARIE MIENTKAVICH, RINAT REMLER and DONNA GERSHOWITZ and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the “Company”), standing in the name of the undersigned at the close of business September 8, 2008 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on October 12, 2008, at 3:00 pm (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

1.	to elect Mr. Gad Arbel an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company.
	☐FOR	☐AGAINST	☐ABSTAIN

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or voting on behalf of a controlling shareholder? –must be completed for vote to be counted.

	☐YES	☐NO

2.	to approve payment of an annual bonus for 2007 to the Chairman of the Board of Directors, Mr. Arie Mientkavich.

	☐FOR	☐AGAINST	☐ABSTAIN

The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” in all Proposals listed above.

Dated: ______________________, 2008

IMPORTANT: Please sign exactly as name appears at the left. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.